        Exhibit 99.1

Date: News Release: Ticker Symbols:	June 24, 2026 26-22 TSXV: MOON; NASDAQ: BMM

Blue Moon Metals Awards EPC Contract for Nussir Processing Plant and Receives Approval of Waste Management Plan, Final Mine Plan and Extended Discharge Permit

TORONTO, Ontario – June 24, 2026 – Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON; NASDAQ: BMM) is pleased to announce several significant milestones towards advancing its Nussir copper-silver-gold project (“Nussir” or the “Project”) in the Hammerfest Municipality, Norway: a) the award of an engineering, procurement, and construction (“EPC”) contract for the Project’s processing plant, b) the approval of the Waste Management Plan by the Norwegian Environment Agency, together with a corresponding update to the Project’s discharge permit c) the approval of the Project’s updated mine operating plan from the Norwegian Directorate of Mines.

EPC CONTRACT – NUSSIR PROCESSING PLANT

Blue Moon has awarded MOMEK Services AS, a company within MOMEK Group, an EPC contract for the civil, structural, mechanical, and piping scope of the Nussir processing plant. The contract scope includes detailed design, construction of buildings, equipment foundations, structural steel, piping and pipe supports, and the balance of mechanical equipment not directly procured by Blue Moon, and installation of the Company supplied equipment. The award is consistent with the execution plan set out in the April 2026 Feasibility Study on the Project (the “Feasibility Study”) and advances the Project towards full-scale construction and. production in Q4 2027.

MOMEK Group is a leading Norwegian industrial group established in 1998, headquartered in Mo i Rana, with over 600 employees and annual revenue of approximately EUR 100 million. The group provides engineering, construction, mechanical installation, and fabrication services across the mining industry, oil and gas, renewable energy, and defense sectors, and holds ISO 9001, ISO 14001, and ISO 45001 certifications.

MINE WASTE MANAGEMENT PLAN APPROVAL AND UPDATED DISCHARGE PERMIT

In Q2-2026 the Norwegian Environment Agency approved the Mine Waste Management Plan for the Nussir project, which included a public comment period, and issued an Amendment to the Discharge Permit (originally granted January 15, 2016, previously amended November 30, 2021) incorporating the latest Mine Waste Management Plan. The approval satisfies the last outstanding regulatory condition precedent to the commencement of mine operations of the Nussir mine.

The Project holds all material permits for construction and operation, including an Extraction Permit under the Minerals Act, an approved Zoning Plan under the Planning and Building Act, a Discharge Permit under the Pollution Control Act, and an Operating License under the Minerals Act.

MINE OPERATING PLAN APPROVAL

On June 18, 2026, the Norwegian Directorate of Mines approved the updated operating plan for Nussir mine as part of the Operating license awarded previously under the Minerals Act.  The operating plan provides the technical details for operation and closure of the mine. In early June, underground development at Nussir exceeded the 2,000m mark (over 1,000m since January 2026).  Additionally, the conveyor tunnel linking the decline to the orebody and the silo tunnel to feed the mill was completed, allowing construction of the ore conveyor system between the orebody and the silo to commence.

Christian Kargl-Simard, CEO of Blue Moon, stated: “The award of the EPC contract and the approval of our Waste Management Plan and updated operating plan represent three key milestones for the advancement of the Nussir Project. With our permitting framework now complete, our long-lead equipment on order, our mine decline advancing to the orebody, and our key construction contracts in place, we are on track to deliver production later in 2027.”

Date: News Release: Ticker Symbols:	June 24, 2026 26-22 TSXV: MOON; NASDAQ: BMM

Qualified Person

The technical and scientific information of this news release has also been reviewed and approved by Mr. Reza Ehsani, P.Eng., a Blue Moon Officer, and a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-silver-gold project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners, LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Project and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.